UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 2)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission file number: 001-42189

Orangekloud Technology Inc.

(Registrant’s Name)

70 Bendemeer Road

#04-04 Luzerne

Singapore 339940

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Orangekloud Technology Inc. (the “Company”) is filing this Amendment No. 2 to the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on May 20, 2026 (as amended by Amendment No, 1 on May 28, 2026, the “Original Report”), to correct typographical errors in the Exhibit 99.1. A corrected version of Exhibit 99.1 is furnished herewith and replaces in its entirety the version previously furnished as Exhibit 99.1 to the Original Form 6-K. Except as expressly set forth herein, the Original Form 6-K remains unchanged.

Financial Statements and Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	2025 Equity Incentive Plan (Revised and Updated on May 8, 2026), as corrected

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Orangekloud Technology Inc.

Date: July 16, 2026	By:	/s/ Goh Kian Hwa
Goh Kian Hwa
Chief Executive Officer